                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             ADVANCE PARADIGM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)


                                    007491103
                              ---------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 9 Pages

                                  SCHEDULE 13G

CUSIP NO.     007491103

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      J.H. WHITNEY & CO., A NEW YORK LIMITED PARTNERSHIP (IRS IDENTIFICATION NO. 13-1534455), THE GENERAL PARTNERS OF WHICH ARE MICHAEL C. BROOKS, PETER M. CASTLEMAN, JEFFREY R. JAY, WILLIAM LAVERACK, JR., RAY E. NEWTON, III, DANIEL J. O'BRIEN, BENNO C. SCHMIDT, MICHAEL R. STONE AND WHITNEY GENERAL PARTNER, L.L.C.

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [X]
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3     SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

      A NEW YORK LIMITED PARTNERSHIP. ALL INDIVIDUAL GENERAL PARTNERS ARE UNITED STATES CITIZENS. WHITNEY GENERAL PARTNER, L.L.C. IS A DELAWARE LIMITED LIABILITY COMPANY.

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                           5   SOLE VOTING POWER
    NUMBER OF                  261,250 SHARES OF COMMON STOCK
     SHARES                -----------------------------------------------------
  BENEFICIALLY             6   SHARED VOTING POWER
    OWNED BY                   0 SHARES OF COMMON STOCK
      EACH                 -----------------------------------------------------
    REPORTING              7   SOLE DISPOSITIVE POWER
     PERSON                    261,250 SHARES OF COMMON STOCK
      WITH                 -----------------------------------------------------
                           8   SHARED DISPOSITIVE POWER
                               0 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      261,250 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    [X]

--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      3.35%
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12  TYPE OF REPORTING PERSON*
      PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 9 Pages

                                  SCHEDULE 13G

CUSIP NO.     007491103

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      WHITNEY 1990 EQUITY FUND, L.P., A DELAWARE LIMITED PARTNERSHIP (IRS IDENTIFICATION NO. 06-1305466), THE GENERAL PARTNERS OF WHICH ARE MICHAEL
      C. BROOKS, PETER M. CASTLEMAN, JEFFREY R. JAY, WILLIAM LAVERACK, JR., RAY
      E. NEWTON, III, DANIEL J. O'BRIEN, BENNO C. SCHMIDT AND MICHAEL R. STONE.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      A DELAWARE LIMITED PARTNERSHIP. ALL GENERAL PARTNERS ARE UNITED STATES CITIZENS.

--------------------------------------------------------------------------------

                           5   SOLE VOTING POWER
   NUMBER OF                   1,000,000 SHARES OF COMMON STOCK
     SHARES                -----------------------------------------------------
  BENEFICIALLY             6   SHARED VOTING POWER
    OWNED BY                   0 SHARES OF COMMON STOCK
      EACH                 -----------------------------------------------------
    REPORTING              7   SOLE DISPOSITIVE POWER
     PERSON                    1,000,000 SHARES OF COMMON STOCK
      WITH                 -----------------------------------------------------
                           8   SHARED DISPOSITIVE POWER
                               0 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,000,000 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    [X]

--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      12.82%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 9 Pages

                                  SCHEDULE 13G

CUSIP NO.     007491103

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      WHITNEY SUBORDINATED DEBT FUND, L.P., A DELAWARE LIMITED PARTNERSHIP (IRS IDENTIFICATION NO. 13-3526570), THE GENERAL PARTNERS OF WHICH ARE MICHAEL
      C. BROOKS, PETER M. CASTLEMAN, JAMES H. FORDYCE, JEFFREY R. JAY, WILLIAM LAVERACK, JR., RAY E. NEWTON, III, DANIEL J. O'BRIEN, BENNO C. SCHMIDT AND MICHAEL R. STONE.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      A DELAWARE LIMITED PARTNERSHIP. ALL GENERAL PARTNERS ARE UNITED STATES CITIZENS.

--------------------------------------------------------------------------------

                           5   SOLE VOTING POWER
                               336,500 SHARES OF COMMON STOCK (ISSUABLE UPON
                               EXERCISE OF WARRANT)
   NUMBER OF               -----------------------------------------------------
     SHARES
  BENEFICIALLY             6   SHARED VOTING POWER
    OWNED BY                   0 SHARES OF COMMON STOCK
     EACH                  -----------------------------------------------------
   REPORTING               7   SOLE DISPOSITIVE POWER
    PERSON                     336,500 SHARES OF COMMON STOCK (ISSUABLE UPON
     WITH                      EXERCISE OF WARRANT)
                           -----------------------------------------------------
                           8   SHARED DISPOSITIVE POWER
                               0 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      336,500 SHARES OF COMMON STOCK (ISSUABLE UPON EXERCISE OF WARRANT)
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    [X]

--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      4.14%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 9 Pages

Item 1(a).  Name of Issuer:

      Advance ParadigM, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

      545 East John Carpenter Freeway
      Suite 1900
      Irving, TX 75062

Item 2(a).  Name of Person Filing:

      (i) J. H. Whitney & Co., a New York limited partnership. The names and business addresses of the general partners of J. H. Whitney & Co. are as follows: Michael C. Brooks, Peter M. Castleman, Jeffrey R. Jay, William Laverack, Jr., Ray E. Newton, III, Daniel J. O'Brien, Michael R. Stone and Whitney General Partner, L.L.C., the business address of each of whom is 177 Broad Street, Stamford, CT 06901; and Benno C. Schmidt whose business address is 630 Fifth Avenue, New York, NY 10111.

      (ii) Whitney 1990 Equity Fund, L.P., a Delaware limited partnership. The names and business addresses of the general partners of Whitney 1990 Equity Fund, L.P. are as follows: Michael C. Brooks, Peter M. Castleman, Jeffrey R. Jay, William Laverack, Jr., Ray E. Newton, III, Daniel J. O'Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901; and Benno C. Schmidt whose business address is 630 Fifth Avenue, New York, NY 10111.

      (iii) Whitney Subordinated Debt Fund, L.P., a Delaware limited partnership. The names and business addresses of the general partners of Whitney Subordinated Debt Fund, L.P. are as follows: Michael C. Brooks, Peter M. Castleman, James H. Fordyce, Jeffrey R. Jay, William Laverack, Jr., Ray E. Newton, III, Daniel J. O'Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford CT 06901; and Benno C. Schmidt whose business address is 630 Fifth Avenue, New York, NY 10111.

Item 2(b).  Address of Principal Business Office or,
                    if none, Residence:

      (i)         J. H. Whitney & Co.
                  177 Broad Street
                  Stamford, CT  06901

      (ii)        Whitney 1990 Equity Fund, L.P.
                  177 Broad Street
                  Stamford, CT  06901
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                                                               Page 6 of 9 Pages

      (iii)       Whitney Subordinated Debt Fund, L.P.
                  177 Broad Street
                  Stamford, CT 06901

Item 2(c).  Citizenship:

      (i) J.H. Whitney & Co. is a New York limited partnership. All of its individual general partners are citizens of the United States. Whitney General Partner, L.L.C. is a Delaware limited liability company.

      (ii) Whitney 1990 Equity Fund, L.P. is a Delaware limited partnership. All of its general partners are citizens of the United States.

      (iii) Whitney Subordinated Debt Fund, L.P. is a Delaware limited partnership. All of its general partners are citizens of the United States.

Item 2(d).  Title of Class of Securities:

     Common Stock.

Item 2(e).  CUSIP Number:

     007491103

Item 3.

     Inapplicable.

Item 4.  Ownership:

     The following information is provided as of December 31, 1996:

     (a)      Amount Beneficially Owned:

              (i) J. H. Whitney & Co. is the beneficial owner of 261,250 shares.(1)

--------

(1) The figure for the amount beneficially owned by Whitney Subordinated Debt Fund, L.P. is comprised of 336,500 shares of Common Stock issuable upon the exercise of warrants held by Whitney Subordinated Debt Fund, L.P. The figure for the amount beneficially owned by J.H. Whitney & Co.
         (a) includes 11,250 shares owned directly by Jeffrey R. Jay, a general partner of J.H. Whitney & Co., which J.H. Whitney & Co. has the right to
                                                                  (continued...)

                                                               Page 7 of 9 Pages


              (ii) Whitney 1990 Equity Fund, L.P. is the beneficial owner of 1,000,000 shares.(1)

              (iii) Whitney Subordinated Debt Fund, L.P. is the beneficial owner of 336,500 shares.(1)

     (b)      Percent of Class:

                             3.35% for J. H. Whitney & Co.;
                            12.82% for Whitney 1990 Equity Fund, L.P.; and
                             4.14% for Whitney Subordinated Debt Fund, L.P.

     (c)      Number of shares as to which such person has:

              (i)       sole power to vote or to direct the vote:

                      261,250 shares for J. H. Whitney & Co.;
                      1,000,000 shares for Whitney 1990 Equity Fund, L.P.; and 336,500 shares for Whitney Subordinated Debt Fund, L.P.

              (ii)      shared power to vote or to direct the vote:

                      0 shares for J. H. Whitney & Co.;
                      0 shares for Whitney 1990 Equity Fund, L.P.; and 0 shares for Whitney Subordinated Debt Fund, L.P.

              (iii)     sole power to dispose or to direct the disposition of:

                      261,250 shares for J. H. Whitney & Co.; and
                      1,000,000 shares for Whitney 1990 Equity Fund, L.P.; and

--------

(1)(...continued)
         purchase for $1.00, and (b) does not include an additional 7,500 shares owned directly by Dr. Jay, with respect to which J.H. Whitney & Co. disclaims beneficial ownership. The figures for the amounts beneficially owned by Whitney l990 Equity Fund, L.P. and Whitney Subordinated Debt Fund, L.P. do not include the 18,750 shares of Common Stock owned directly by Dr. Jay, a general partner of Whitney 1990 Equity Fund, L.P. and Whitney Subordinated Debt Fund, L.P., with respect to which Whitney 1990 Equity Fund, L.P., and Whitney Subordinated Debt Fund, L.P. disclaim beneficial ownership. J. H. Whitney & Co., Whitney 1990 Equity Fund, L.P. and Whitney Subordinated Debt Fund, L.P. disclaim the existence of a group with respect to the Common Stock of the Issuer, and each disclaims beneficial ownership of the shares of Common Stock owned by the others.

                                                               Page 8 of 9 Pages


                        336,500 shares for Whitney Subordinated Debt Fund, L.P.

              (iv)      shared power to dispose or to direct the disposition of:

                           0 shares for J. H. Whitney & Co.;
                           0 shares for Whitney 1990 Equity Fund, L.P.; and 0 shares for Whitney Subordinated Debt Fund, L.P.

Item 5.   Ownership of Five Percent or Less of a Class:

         Inapplicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

         No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities owned by
J. H. Whitney & Co., Whitney 1990 Equity Fund, L.P. and Whitney Subordinated Debt Fund, L.P.

Item 7.   Identification and Classification of the Subsidiary
              Which Acquired the Security Being Reported on By the Parent Holding Company:

         Inapplicable.

Item 8.   Identification and Classification of Members of the
              Group:

         Inapplicable.

Item 9.   Notice of Dissolution of Group:

         Inapplicable.

Item l0.  Certification:

         Inapplicable.
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                                                               Page 9 of 9 Pages


Signature:

              After reasonable inquiry and to the best of its knowledge and belief, each of J. H. Whitney & Co., Whitney 1990 Equity Fund, L.P. and Whitney Subordinated Debt Fund certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 10, 1997

                                J. H. WHITNEY & CO.


                                By /s/ Daniel J. O'Brien
                                   ---------------------
                                   Daniel J. O'Brien
                                   General Partner

                                WHITNEY 1990 EQUITY FUND, L.P.


                                By: /s/ Daniel J. O'Brien
                                    ---------------------
                                   Daniel J. O'Brien
                                   General Partner


                                WHITNEY SUBORDINATED DEBT FUND, L.P.


                                By: /s/ Daniel J. O'Brien
                                    ----------------------
                                   Daniel J. O'Brien
                                   General Partner